Exhibit 99.6

FORM OF NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS

MOTRICITY, INC.

Dear Stockholder:

This notice is being distributed by Motricity, Inc. (the “Company”) to all holders of record of shares of the Company’s common stock, as of                      , 2012, the record date, in connection with the rights offering (the “Rights Offering”) of units of the Company’s securities pursuant to subscription rights to all holders of record of shares of the Company’s common stock as of                      , 2012, as described in the Company’s prospectus (the “Prospectus”) dated                      , 2012. Subject to applicable law, each holder will receive one subscription right for each share of common stock owned as of 5:00 pm, New York City time on                      , 2012, the record date, which is referred to as the “basic subscription privilege.” The subscription rights will expire at 5:00 p.m., New York City Time, on                      , 2012, unless extended by the board of directors of the Company.

Each subscription right, subject to certain limitations, is exercisable, upon payment of the subscription price of $            , to purchase one unit. Each unit consists of              shares of the Company’s 8% Redeemable Series J preferred stock, which is referred to as “Series J preferred stock” and              warrants, each to purchase one share of the Company’s common stock at a price of $            per share, which are referred to as the “common stock warrants.” The Series J preferred stock and the common stock warrants comprising the unit will separate upon subscription of the rights and the units will not trade as separate securities.

The Company applied for listing of the subscription rights on the Nasdaq Global Select Market under the symbol “MOTRR” beginning on or about             , 2012. The Company also applied for listing of the Series J preferred stock on the Nasdaq Global Select Market under the symbol “MOTRP” beginning on or about                 , 2012. The Company has also applied for listing of the common stock warrants on the Nasdaq Global Select Market under the symbol “MOTRW,” beginning on or about             , 2012. If the listing applications for the subscription rights, Series J preferred stock or common stock warrants are not accepted, the Company intends to apply for quotation of the subscription rights, Series J preferred stock, and/or common stock warrants on the OTCQB market. The subscription rights, Series J preferred stock and common stock warrants will be new issues of securities with no prior trading markets, and the Company cannot provide any assurances as to the liquidity of the trading market for either the subscription rights, the Series J preferred stock or common stock warrants. The subscription rights are transferable until 5:00 p.m., New York City time on the last business day prior to the expiration date of the Rights Offering.

The subscription rights entitle the holders of the Company’s common stock to purchase an aggregate of approximately              units consisting of              shares of the Company’s Series J preferred stock and              warrants, each to purchase one share of the Company’s common stock at a price of $            per share, which are referred to as the “common stock warrants,” for an aggregate purchase price of $30 million.

If any holders of rights (including holders who acquired rights by purchasing rights from others) do not exercise their basic subscription privilege in full, then holders of rights (including holders who acquired rights by purchasing rights from others) will be entitled to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of the number of unsubscribed units, if any, at the same subscription price of $         per unit. A holder does not have to exercise the basic subscription privilege in full in order to exercise the over-subscription privilege. However, because units available pursuant to the over-subscription privilege, if any, will be allocated based on the number of rights exercised, a holder’s ability to subscribe for units pursuant to the over-subscription privilege will be maximized if the holder exercised the basic subscription privilege in full and by purchasing rights from other holders and exercising those rights. If over-subscription requests exceed the number of units available, the available units will be allocated pro rata among the holders of rights (including holders who acquired rights by purchasing rights from others) exercising the over-subscription privilege in proportion to the number of rights properly exercised by such holder as of the expiration date of the Rights Offering, relative to the number of rights properly exercised as of the expiration date of the Rights Offering by all holders of rights exercising the over-subscription privilege (including holders who acquired rights by purchasing rights from others).

The subscription rights are evidenced by subscription rights certificates (the “Subscription Rights Certificate”) registered in the record holder’s name or the name of its nominee. The number of subscription rights to which you are entitled is printed on the face of your Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your subscription rights by completing the appropriate section on the back of your Subscription Rights Certificate and returning it to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”) in the envelope provided.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions as to Use of Subscription Rights Certificate;

4.	Notice of Tax Information; and

5.	A return envelope addressed to the Subscription Agent.

Your prompt attention is requested. To exercise your subscription rights, including any subscription rights you purchased from others, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription privilege and the over-subscription privilege to the Subscription Agent, as indicated on the Subscription Rights Certificate and in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment before the Rights Offering expires at 5:00 p.m., New York City time, on                  , 2012.

A holder cannot revoke the exercise of its subscription rights. Subscription rights not exercised before the Rights Offering expires at 5:00 p.m., New York City time, on                  , 2012 will expire and have no value. The Company reserves the right to reject any or all subscriptions not properly submitted or the acceptance of which would in the opinion of the Company’s Counsel, be unlawful.

Any questions or requests for assistance concerning the Rights Offering should be directed to the Phoenix Advisory Partners, the Information Agent at (877) 478-5038.

Very truly yours,

Motricity, Inc.